EXHIBIT 99.3

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2024

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Effective Date

This Management’s Discussion and Analysis (“MD&A”), prepared as of February 20, 2025, is intended to help the reader understand the significant factors that have affected the performance of Vox Royalty Corp. and its subsidiaries (collectively “Vox”, the “Company, or “our”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s audited consolidated financial statements and related notes as at and for the years ended December 31, 2024 and 2023 (the “Consolidated Financial Statements”). The Consolidated Financial Statements and this MD&A are presented in U.S. dollars and the financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”).

Readers are cautioned that the MD&A contains forward-looking statements and that actual events may vary from management’s expectations. Readers are encouraged to read the “Forward-Looking Statements” at the end of this MD&A and to consult Vox’s Consolidated Financial Statements which are available on our website at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on Form 6-K filed with the United States Securities and Exchange Commission’s (“SEC”) website at www.sec.gov.

Additional information, including the primary risk factors affecting Vox, are included in the Company’s Annual Information Form (“AIF”) and Annual Report on Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively. These documents contain descriptions of certain of Vox’s royalties, as well as a description of risk factors affecting the Company. For additional information, please see our website at www.voxroyalty.com.

Table of Contents

Effective Date	2
Table of Contents	2
Overview	2
Highlights and Key Accomplishments	3
Royalty Portfolio Updates	5
Outlook	14
Asset Portfolio	15
Summary of Annual Results	18
Summary of Quarterly Results	20
Liquidity and Capital Resources	22
Off-Balance Sheet Arrangements	23
Commitments and Contingencies	23
Related Party Transactions	24
Changes in Accounting Policies	24
Recent Accounting Pronouncements	25
Outstanding Share Data	25
Critical Accounting Judgements and Estimates	25
Financial Instruments	25
Disclosure Controls and Procedures and Internal Control Over Financial Reporting	27
Forward-Looking Information	28
Third-Party Market and Technical Information	29

Abbreviations Used in This Report

Abbreviated Definitions
Periods Under Review	Interest Types		Currencies
Q4 2024 The three-month period ended December 31, 2024	“NSR”	Net smelter return royalty	“$” United States dollars
Q3 2024 The three-month period ended September 30, 2024	“GRR”	Gross revenue royalty	“A$” Australian dollars
Q2 2024 The three-month period ended June 30, 2024	“FC”	Free carry	“C$” Canadian dollars
Q1 2024 The three-month period ended March 31, 2024	“PR”	Production royalty
Q4 2023 The three-month period ended December 31, 2023	“GPR”	Gross proceeds royalty
Q3 2023 The three-month period ended September 30, 2023	“GSR”	Gross sales royalty
Q2 2023 The three-month period ended June 30, 2023	“FOB”	Free on board
Q1 2023 The three-month period ended March 31, 2023	“RR”	Revenue royalty

Overview

Vox is a returns focused mining royalty company with a portfolio of over 60 royalties spanning six jurisdictions (Australia, Canada, the United States, Brazil, Peru, and South Africa). The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network that has allowed Vox to target the highest returns on royalty acquisitions in the mining royalty sector. Since the beginning of 2020, Vox has announced over 30 separate transactions to acquire over 60 royalties.

2

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Vox operates a unique business model within the royalty space, which it believes offers it competitive advantages. Of these advantages, some are inherent to the Company’s business model, such as the diverse approach to finding global royalties providing it with a broader pipeline of opportunities to act on. Other competitive advantages have been strategically built since the Company’s formation, including its 2020 acquisition of Mineral Royalties Partnership Ltd.’s proprietary royalty database of over 8,500 royalties globally (“MRO”). The MRO database is not commercially available to the Company’s competitors. The MRO database vertically integrates global mining royalties with mineral deposits and mining claims, which provides the Company with the first-mover advantage to execute bilateral, non-brokered royalty acquisition transactions, which make up the majority of the historical acquisitions of the Company, in addition to brokered royalty acquisition opportunities available to other mining royalty companies. The Company also has an experienced technical team that consists of mining engineers and geologists who can objectively review the quality of assets and all transaction opportunities, in light of the cyclical nature of mineral prices.

Vox’s business model is focused on managing and growing its portfolio of royalties. The Company’s long-term goal is to provide its shareholders with a model which provides: (i) exposure to precious and industrial metals price optionality, (ii) a discovery option over large areas of geologically prospective lands, (iii) limited exposure to many of the risks associated with operating mining companies, (iv) a business model that can generate cash through the entire commodity cycle, and (v) a diversified business in which a large number of assets can be managed with scalability. Vox has a long-term investment outlook and recognizes the cyclical nature of the industry.

The Company is focused on growing the size of its royalty asset portfolio through accretive acquisitions. As at the date of this MD&A, approximately 85% of the Company’s royalty assets by royalty count are located in Australia, Canada and the United States. Specifically, the Company’s portfolio currently includes seven producing assets and twenty‑two development assets that are in the PEA/PFS/feasibility stage, or that have potential to be toll‑treated via a nearby mill or that may restart production operations after care and maintenance.

In the near and medium-term, the Company is prioritizing acquiring royalties on producing or near‑term producing assets (i.e. ranging from six months to three years from first production) to complement its existing portfolio of producing, development and exploration stage royalties. Historically, and subject to a number of commercial factors (including, but not limited to royalty percentage and ore-body coverage; royalty payment terms and deductions; royalty buy-back rights; the commodity type, location and operator of a particular mining project; project information rights; and security or guarantees relating to the payment of royalties), producing and near-term producing royalty assets tend to transact at deal sizes larger than the Company’s average purchase price for its acquisitions to date. Therefore, while the Company continues to target accretive acquisition opportunities at all stages of project development, the Company’s average deal size is expected to increase over time as part of the Company’s broader growth plans.

The Company’s common shares trade on the Toronto Stock Exchange (“TSX”) and on The Nasdaq Stock Market LLC (“Nasdaq”), both under the ticker symbol “VOXR”.

Further information on Vox can be found at www.voxroyalty.com, on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov.

Highlights and Key Accomplishments

Financial and Operating

•	Revenue:
o

2024 annual revenue of $11,047,763 compared to 2023 annual revenue of $12,310,594. The comparative period revenue figure included development milestone revenue of $1,329,767 related to maiden mineral reserves declared for the Puzzle Group gold deposits at the Kookynie royalty (“Development Milestone Revenue”).

o	Q4 2024 revenue of $2,897,325 compared to revenue of $2,997,426 in Q4 2023.
•	Cash flows from operations:
o	Generated record annual cash flows from operations of $5,459,150 in 2024, compared to $5,271,090 in 2023.
o

Generated cash flows from operations of $125,398 in Q4 2024 compared to $2,341,781 in the comparative quarter. The decrease is a result of: (i) the Development Milestone Revenue collected in Q4 2023, and (ii) the most recently completed Australian taxation year required final tax payment to be paid in December 2024 compared to March 2024 for the prior year tax filing.

•	Income from operations:
o	2024 annual income from operations of $1,094,149 compared to 2023 income from operations of $1,728,948. The comparative period included the Development Milestone Revenue.

o	Q4 2024 loss from operations of $1,509 compared to Q4 2023 loss from operations of $595,148.

•	Inaugural revenue achieved from three producing gold assets in Western Australia during the quarter:
o	Myhree gold mine (operated by Black Cat Syndicate Limited (“Black Cat”)):
■	Vox has a 1% NSR royalty over key areas of the Bulong Mining Centre, including the high-grade Myhree and Boundary gold deposits.
■	On December 3, 2024, Vox received inaugural royalty revenue related to gold produced for Q3 2024.
■	Black Cat has progressed Myhree from discovery in 2018 to first gold doré production in 2024, over an accelerated six-year timeline.
o	Castle Hill gold mine (operated by Evolution Mining Limited (“Evolution”)):

3

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

■

Vox holds an A$40/oz gold royalty (payable up to 75,000oz gold production), plus a net milestone payment of A$2,000,000, triggered at 140,000oz of cumulative gold production. Vox also holds an uncapped 2% royalty over the Kunanalling tenure which surrounds Castle Hill, payable post 75,000oz of gold production from the Castle Hill royalty tenure.

■	On November 22, 2024, Vox received inaugural royalty revenue related to gold production for Q3 2024 from the Rayjax gold deposit on mining lease M15/1831.
o	Otto Bore gold mine (operated by Northern Star Resources Limited (“Northern Star”)):

■	Vox has a 2.5% NSR royalty applicable on production between 42,000oz and 100,000oz of gold recovered.
■	The hurdle was reached in Q4 2024, with inaugural royalty revenue recognized during the quarter.
•	Credit Facility:
o

On January 16, 2024, entered into a definitive credit agreement with the Bank of Montreal (“BMO”) providing for a $15 million secured revolving credit facility (the “Facility”). The Facility includes an accordion feature which provides for an additional $10 million of borrowing capacity subject to certain conditions (the “Accordion”).

o	On December 20, 2024, the maturity date of the Facility was extended from December 31, 2025 to December 31, 2026, with the option of future extensions by mutual agreement.
•	On March 7, 2024, increased quarterly cash dividend by 9.1% to $0.012 per common share.
•	On March 18, 2024, the Company adopted a dividend reinvestment plan and approved the adoption of a share repurchase program of up to $1,500,000 of Vox common shares.
•	On March 25, 2024, 6,407,883 warrants expired, unexercised, resulting in there being zero warrants issued and outstanding by the Company as at December 31, 2024.
•	On April 25, 2024, the Company shared its annual letter to shareholders.
•

On May 14, 2024, the Company announced that it acquired an advanced portfolio of four Australian royalties at various states of development (construction, development and exploration) including the pre-production Castle Hill royalty and the rights to one production-linked milestone payment, for total cash consideration of A$4,700,000 (the “Castle Hill Royalty Portfolio Acquisition”).

•	On May 30, 2024, experienced geologist Shannon McCrae joined the Company’s Board of Directors as an independent director.
•	Noted significant organic development within the existing royalty portfolio, as discussed in the “Royalty Portfolio Updates” section of this MD&A.
•	Balance sheet position at quarter end includes:
o	Cash and accounts receivable of $11,672,071.
o	Working capital of $9,234,339.
o	Total assets of $51,381,324.

Credit Facility

On January 16, 2024, the Company entered into the Facility with BMO, providing for a $15,000,000 secured revolving credit facility. The Facility includes the Accordion, which provides for an additional $10,000,000 of availability, subject to certain conditions. The Facility, secured against the assets of the Company, is available for general corporate purposes, acquisitions, and investments, subject to certain limitations. At the Company’s election, amounts drawn on the Facility bear interest at either (i) a rate determined by reference to the U.S. dollar base rate plus a margin of 1.5% to 2.5% per annum, or (ii) the secured overnight financing rate plus a margin of 2.60% to 3.60% per annum. The undrawn portion of the Facility is subject to a standby fee of 0.5625% to 0.7875% per annum, all of which is dependent on the Company’s leverage ratio (as defined in the credit agreement with BMO dated January 16, 2024). The Facility has an initial term that matures on December 31, 2025 and is extendable one-year at a time through mutual agreement between Vox and BMO. The Facility includes covenants that require the Company to maintain certain financial ratios, including the Company’s leverage ratios and meet certain non-financial requirements. As at December 31, 2024, all such ratios and requirements were met.

On December 20, 2024, the maturity date of the Facility was extended from December 31, 2025 to December 31, 2026, with the option of future extensions by mutual agreement between Vox and BMO.

As at December 31, 2024, no amounts were outstanding under the Facility.

Castle Hill Royalty Portfolio Acquisition

On May 14, 2024, the Company announced that it completed the Castle Hill Royalty Portfolio Acquisition for total cash consideration of $3,119,814 (A$4,700,000).

Transaction highlights include:

•	Addition of four Australian royalties and the rights to one gold production-linked milestone payment in Western Australia and New South Wales, heavily weighted to gold and copper.
•

Near-term revenue potential from late 2024 onwards from the construction-stage Castle Hill gold project in Western Australia (“Castle Hill”), operated by Evolution, which is a key part of the A$250 million Mungari Mine Life Extension project and mill expansion (“Mungari 4.2 Project”).

•	Further production potential from the past-producing Kunanalling gold project, which is located less than 15km from the Mungari mill and also part of Evolution’s integrated Mungari 4.2 Project;
•	Provides critical metals exposure to copper and cobalt and rare earth metals exposure across the Halls Creek and Broken Hill exploration projects; and
•	Strengthens Vox’s proportion of royalty assets located in lower risk political jurisdictions of Australia, Canada and USA, now totalling more than 85% of all royalty assets (by asset count).

4

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

On November 22, 2024, initial royalty-linked production was realized, with Vox receiving inaugural royalty revenue related to gold production for Q3 2024 from the Rayjax gold deposit on mining lease M15/1831.

Quarterly Dividends Declared and Paid and Dividend Reinvestment Plan

On March 18, 2024, the Company adopted a Dividend Reinvestment Plan (“DRIP”). The DRIP provides eligible shareholders of Vox with the opportunity to have all, or a portion of any cash dividends declared on common shares by the Company automatically reinvested into additional common shares, without paying brokerage commissions. Based on the current terms of the DRIP, the common shares will be issued under the DRIP at a 5% discount to the Average Market Price, as defined in the DRIP.

The following table provides details on the dividends declared for the year ended December 31, 2024.

Declaration date	Dividend per common share	Record date	Payment date
	$
March 7, 2024	0.012	March 29,2024	April 12, 2024
May 8, 2024	0.012	June 28, 2024	July 12, 2024
August 7, 2024	0.012	September 27, 2024	October 11, 2024
November 6, 2024	0.012	December 31, 2024	January 14, 2025

	0.048

Share Repurchase Program

On March 18, 2024, the Board of Directors of the Company approved the adoption of a Share Repurchase Program (“SRP”) for the repurchase of up to $1,500,000 of its common shares. The SRP is structured to comply with Rule 10b-18 under the Securities Exchange Act of 1934, as amended. The SRP is administered through an independent broker.

Repurchases under the SRP may be made at times and in amounts as the Company deems appropriate and may be made through open market transactions at prevailing market prices, privately negotiated transactions or by other means in accordance with securities laws in the United States. The actual timing, number and value of repurchases under the SRP will be determined by management in its discretion and will depend on a number of factors, including market conditions, stock price and other factors. The SRP may be suspended or discontinued at any time. Open market repurchases will only be made outside of Canada through the facilities of the Nasdaq or any alternative open market in the United States, as applicable.

The Company did not repurchase any shares under the SRP during the year ended December 31, 2024.

Royalty Portfolio Updates1

During the year ended December 31, 2024, the Company’s operating partners continued to explore, develop, and expand the projects underlying the Company’s royalty assets.

Key developments for the year are summarized as follows by project:

Wonmunna (Operating - Australia) – 1.25% - 1.50% sliding scale GRR

Pilbara Hub

The Wonmunna mine is part of the “Pilbara Hub” integrated iron ore operation, which comprises mining and ore blending from the Wonmunna and Iron Valley (non-royalty linked) mines and currently exports ~10Mtpa of iron ore via the Utah Point berth at Port Hedland.

On July 26, 2024, Mineral Resources Limited (“Mineral Resources”) announced for fiscal year 2024 (July 1, 2023 – June 30, 2024) the following updates:

 _______________

1Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

5

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

•	Heritage and environmental surveys continue across Wonmunna, Lamb Creek and Iron Valley ahead of fiscal year 2025 (“FY25”) drilling. Exploration activities expected to commence in August 2024 across all three projects over a 10-month period.
•	Full year shipments from the Pilbara Hub were 10.4M wet metric tonnes (“wmt”), at the higher end of full fiscal year guidance of 9.0 – 10.5M wmt.
•	Full year FOB operating costs were A$74/wmt and within fiscal year 2024 guidance (A$67-A$77/wmt).

On January 30, 2025, Mineral Resources announced the following operating performance for the December quarter:

•	Pilbara Hub shipments, comprised of ore from Wonmunna mine and Iron Valley mine exported via Port Hedland, were flat quarter-over-quarter, totalling 2.444M wmt shipped in the quarter.
•	Quarterly FOB operating costs were expected to be in line with FY25 guidance of A$76-A$86/wmt.

Mineral Resources has proposed the addition of Lamb Creek, a greenfields mine (non-royalty linked) to form part of the Pilbara Hub that is expected to be blended with Wonmunna and Iron Valley ore and exported as a blended product at Utah Point. Based on operator disclosure, including Mineral Resources' annual report dated October 25, 2024, plus Vox management expectations, Lamb Creek is expected to commence production some time between late 2025 – 2027, subject to permitting approvals, brownfields exploration results and capital prioritisation. The proportion of future production from Wonmunna, Iron Valley and Lamb Creek in the Pilbara Hub blend is subject to ongoing assessments by Mineral Resources of the technical viability (including iron grade/content and chemical contaminants such as phosphorous, alumina and silica) and economic viability of each mine to contribute to a marketable and value-maximising blended iron ore product.

Wonmunna Mine

Mineral Resources achieved record production volumes at the Wonmunna mine in calendar 2024.

The Wonmunna mine has been producing at an annualised rate of 5 – 7Mtpa over the past two years. Based on current operator disclosure, Vox expects a similar range of production levels to continue over the next twelve months, with production volumes thereafter expected be more variable, subject to each of the factors identified in the “Pilbara Hub” sub-section above. These factors may also be influenced or offset by additional exploration success at Wonmunna, and Vox management notes that exploration drilling commenced in October 2024. Vox management reiterates its prior expectations for production to continue at Wonmunna into 2028, as set out in the Company’s news releases dated August 10, 2022.

In October 2024, Mineral Resources stated that geological reconnaissance and drill planning had begun for Wonmunna and Lamb Creek.

Bulong/Myhree (Operating - Australia) – 1.0% NSR

In May 2024, Black Cat announced an updated study on the broader Kal East gold project, indicating that initial production is expected to start from the Myhree and Boundary open pits, later transitioning to the Myhree Underground deposit. In a separate press release in May 2024, Black Cat announced the signing of an ore sale agreement with the nearby Paddington gold mill, expected to start in Q3 2024, and the execution of a term sheet with a mining services firm for the development and hauling of ore from the Myhree open pit.

Subsequently, in June 2024, Black Cat announced that development work had commenced at Myhree, which includes clearing the open pit and infrastructure areas, haul road construction, site setup and personnel onboarding.

In July 2024, Black Cat announced that mining had started and was advancing rapidly at Myhree, with the completion of site set-up and onboarding of personnel, 24-hour operations starting on July 25, 2024 and achieving Stage 1 of 2 within the open pit ahead of plan. First ore was mined on July 26, 2024, on track to be hauled to the Paddington gold mill in starting in September. The operator also said that the mine design is being reoptimized to factor in current gold prices.

Further, in August 2024, Black Cat stated that the Myhree open pit was now at 12.5m below surface and that approximately 30kt of ore had been mined to date, well ahead of plan. The first ore stockpile was hauled to the Paddington gold mill one month ahead of schedule. The operator also stated that an additional excavator is to be used to further expedite material movement.

In October 2024, Black Cat announced that the first gold doré from Myhree ore had been produced, following processing of the first ore batch at the Paddington gold mill. The company also announced a A$80 million raise to accelerate the development and expansion of their gold projects, including the build or acquisition of a standalone processing plant at Kal East, as well as further drilling and development.

In November 2024, Black Cat announced that a contract for the study of the expansion of the Kal East processing facility had been awarded, and engineering work had commenced in line with their project acceleration strategy including reoptimizing open pit and underground deposits to feed the expanded mill.

In December 2024, Vox received inaugural royalty revenue from Black Cat related to gold produced for Q3 2024 from the Myhree gold deposit and processed at the Paddington gold mill.

6

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Brauna (Operating - Brazil) – 0.5% GSR

In February 2024, Golden Share Resources Corporation, currently undertaking a business combination transaction with Lipari Diamond Mines Ltd. (“Lipari”), provided an update on the Brauna mine, stating a transitioned focus from an open pit mine to an underground operation. Lipari conducted the initial blast of the mine portal below the Brauna 3 kimberlite (below the current open pit), which is expected to add four years of mine life. Lipari also completed a private placement to fund the commencement and development of the underground operations.

In June 2024, Lipari announced that open pit mine and engineering designs were complete for various future kimberlites (Brauna 7, 18 and 8-21), and that trial mining of these kimberlites was expected to commence in late 2025.

In December 2024, Golden Share Resources Corporation and Lipari announced the conditional approval of their listing application to the Cboe Canada Exchange following the completion of their transaction and planned rename to Lipari Mining Ltd. in 2025.

Otto Bore (Operating – Australia) – 2.5% NSR (applicable to production between 42koz – 100koz)

In January 2024, Northern Star indicated that mining activities for the Thunderbox mill focused on Thunderbox underground, Thunderbox open pits (including Otto Bore) and another satellite deposit. Similarly, in February 2024, Northern Star continued to flag the Otto Bore deposit as a potential mill feed source for fiscal year 2024 and fiscal year 2025.

During Q4 2024, the production hurdle was met and inaugural royalty revenue was recognized during the quarter.

In January 2025, Northern Star reported that mining was completed at the Otto Bore deposit at the end of December 2024; however, it expects processing of the ore stockpile to continue for the next 12-18 months, with Vox realizing revenue in accordance with the royalty contract.

Castle Hill (Operating – Australia), Kunanalling (Development – Australia) and West Kundana (Development – Australia) – Various royalty rates

In July 2024, Evolution stated that the Mungari expansion was on track, with A$63.9 million spent in the second quarter, allocating A$36.6 million to the Mill expansion, A$10.1 million to mine development, A$8.5 million to the Castle Hill camp, and A$3.4 million to the underground fleet.

In August 2024, Evolution provided a more detailed update on the Mungari 4.2 Project, stating that the mill expansion is now approximately halfway through the build period, with completion expected in Q1 2026. The operator also flagged both the Castle Hill and Kunanalling deposits as likely baseload open pit ore feed to the mill. Contractor involvement was on track, and the haul road to Castle Hill is now under construction. Evolution also highlighted the royalty-linked Ultrabark deposit in its disclosure for the first time.

In October 2024, Evolution provided a detailed update on their Mungari mine life extension and mill expansion project, stating that the Mungari 4.2 Project, is slightly ahead of schedule and within budget. Capital spend was ~A$60 million during the September quarter and remained within the approved capital budget of A$250 million. Construction of the Castle Hill village had commenced, and NRW Holdings Limited was awarded the Castle Hill open pit mining contract on October 8, 2024, a A$360 million contract scheduled to commence in November 2024 and expected to be completed by mid-2030, employing an average of 150 personnel.

Subsequently, in November 2024, Vox received inaugural royalty revenue from Evolution related to gold production from the Rayjax gold deposit on mining lease M15/1831. Ore from Rayjax is processed via the Mungari mill.

Koolyanobbing (Operating - Australia) – 2.0% FOB Royalty

In June 2024, Mineral Resources announced a decision to ramp down and temporarily cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. The operator will continue to consider options for the assets, and indicated that exploration drilling will continue into 2025.

In July 2024, Mineral Resources stated that 1,758m across 19 holes had been drilled at Koolyanobbing South as part of their strategy to target near-pit extensions and green fields exploration.

In October 2024, Mineral Resources stated that exploration efforts were concentrated on advancing Direct Shipping Ore (“DSO”) targets through near-pit extensions and greenfield exploration. Detailed geological mapping and reconnaissance work was conducted across nearby JV DSO opportunities, including Koolyanobbing, Mt Jackson, Parker Range and Mt Finnerty.

Red Hill (Development - Australia) – 4.0% GRR

In May 2024, Northern Star announced a significant increase to Red Hill’s inferred mineral resource of 58% to 1.9 Moz Au (49.9Mt at 1.2g/t Au), representing an overall increase to both tonnage and average grade over the previous estimate from March 2023. Additionally, a maiden reserve of 0.6 Moz Au (15.9Mt at 1.1g/t Au) enabled by recent exploration drilling which increased confidence in the geological and grade continuity.

7

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Northern Star also indicated that the selected mining method for the Red Hill deposit is conventional open pit mining, with material expected to be hauled by truck to the Fimiston Processing Plant at the KGCM operation, which is currently undergoing a major expansion.

Further drilling is expected to continue to test the current resource area for bulk potential below the Red Hill pit.

In August 2024, Northern Star provided additional detail around its strategy to expand yearly production rates at KGCM to 650koz Au by fiscal year 2026, and 900koz Au by fiscal year 2029. Northern Star’s strategy is underpinned by the ongoing A$1.5 billion expansion of the Fimiston Processing Plant, which is expected to see capacity increase from 13Mtpa to 27Mtpa. In a detailed site visit presentation, Northern Star disclosed that it views Red Hill as a “large, consistent, low risk” strategic regional opportunity, with ore from this deposit having the potential to be processed at the KCGM plant. Northern Star also stated expectations to preferentially treat higher-grade open pit ore. Additionally, the operator provided supplementary disclosure and further clarified the previously updated mineral resource estimate at Red Hill, classifying the gold resource into: 1.0Moz Au (25.6Mt @ 1.2g/t Au) in the Indicated category, plus 0.9Moz Au (24.3Mt @ 1.1g/t Au) in the Inferred category.

Plutonic East (Development - Australia) – Sliding-Scale Grade-Linked Tonnage Royalty

In June 2024, Catalyst Metals Ltd. (“Catalyst”) announced that first ore at Plutonic East gold project is expected in Q1 2025, stating that dewatering activities at the Plutonic East deposit were underway and progressing ahead of schedule. Over the last year, since Catalyst’s consolidation of the Plutonic belt, cut-off grades at Plutonic (main) were lowered significantly, therefore bolstering the company’s balance sheet and providing supportive operational data for Plutonic East. Catalyst expects to start rehabilitating the decline at Plutonic East in Q3 2024 while dewatering of the lower levels continues.

In August 2024, Catalyst stated that it has been re-estimating reserves and resources for all deposits across the Plutonic Gold Belt, with Plutonic East flagged as a potential near-term development target underpinning the Company’s organic growth plans. Catalyst also noted that due to the existing underground declines, relatively lower start-up costs are expected. An updated resource for Plutonic East UG was also released.

In September 2024, Catalyst provided three-year production guidance growing production from 100koz to 200koz, which includes approximately 25Koz annual production from Plutonic East in fiscal years 2026 and 2027. Catalyst expects to allocate A$31 million across various mine developments, with an additional A$25 million earmarked for exploration campaigns. Catalyst maintained that first ore from Plutonic East is expected during Q1 2025.

In October 2024, Catalyst announced that rehabilitation at Plutonic East continued, with underground grade control drilling scheduled to commence before year-end. The operator also stated that rehabilitation of the decline to the currently dewatered level had been completed. Catalyst also stated that a A$25 million exploration program is planned to commence in FY25, including in-mine exploration to extend the life of mine at Plutonic East as well as other non-royalty linked areas. According to Catalyst, as production starts at Plutonic East and K2, the in-mine drilling programs are expected to commence aiming to extend mine lives out to five years. Catalyst stated that annual gold production at Plutonic East is expected to ramp up to 25,000oz in fiscal year 2026.

In December 2024, Catalyst stated that first ore production was planned for Q1 2025. The mine's ore will complement output from the Plutonic underground mine, processed through the same facility. Development work, including dewatering, is on schedule and within budget, with underground grade control drilling underway following earlier surface drilling. Recent drilling highlights include high-grade gold intercepts such as 9m at 22.7g/t Au and 11m at 16.4g/t Au. Catalyst had previously outlined a A$31 million, three-year plan to double production across the Plutonic Gold Belt by developing three new mines.

Bowdens (Development – Australia) – 0.85% GRR on main orebody and 1.0% GRR on regional land package

In March 2024, Silver Mines Limited (“Silver Mines”) closed an oversubscribed financing, raising A$8 million, significantly higher than the originally planned raise of A$2 million. In February 2024, Silver Mines announced key catalysts for its projects, including the ongoing optimisation study (on track for mid-2024), final investment decision expected in late 2024, with potential for development to start by the end of the year.

In August 2024, Silver Mines stated that it is working towards the preparation and submission of a new development application for the project, with a defined power supply option. The optimisation study continues to be on track for completion in 2024, and is expected to demonstrate that the project has the potential to be developed and operated with even less environmental impact than the 2018 Feasibility Study design through a reduced footprint.

In December 2024, Silver Mines announced the results of an optimization study at Bowdens, which improved upon several metrics from the 2018 feasibility study, including: Increased ore reserves by 10%, potential projected production of 53Moz Ag, 92kt Zn and 67kt Pb over a 16-year mine life at a strip ratio of 1.5:1, and an estimated pre-tax NPV5 of A$528 million and an IRR of 27% at spot commodity pricing, with an initial capex estimate of A$303 million. Next steps include commencing detailed project funding discussions with potential partners, and the parallel completion of the work required to convert the latest optimisation study into a Definitive Feasibility Study (“DFS”). Silver Mines is expected to provide more detailed development and permitting timelines if and when it obtains a Development Consent from the NSW government.

8

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Cardinia (Development – Australia) – 1.0% Gross Value of Sales (>10,000oz production)

On February 9, 2024, Kin Mining Ltd. (“Kin Mining”) announced the completed sale of certain gold deposits including the partially royalty linked Bruno-Lewis (formerly, Cardinia) deposit to Genesis Minerals Ltd. (“Genesis Minerals”) (originally announced in 2023).

In February, 2024, Genesis Minerals stated in a corporate presentation that the Bruno-Lewis open pit deposit is a key part of its corporate growth strategy to reach 300koz per annum production, and key to the expected eventual re-start of the Laverton mill.

Further, in March 2024, Genesis Minerals provided a 5-year growth plan, stating that Laverton could potentially be restarted in late 2025, with ore from Jupiter (non-royalty) and Bruno-Lewis as “baseload ore”, declaring a maiden probable reserve of 140koz Au (3.9Mt at 1.1g/t Au), with the potential to add ore from other feed sources. Additionally, Genesis stated that Bruno-Lewis is expected to begin mining in Q4 2025.

In April 2024, Genesis Minerals stated that mining is planned to commence at Bruno-Lewis from late 2025, supporting the expected sustainable restart of the currently idle 3Mtpa Laverton mill.

In July 2024, Genesis Minerals stated that drilling activities in the quarter had focused on the Bruno-Lewis open pit, among others.

In October 2024, Genesis stated that its FY25 exploration budget is A$20 million, with A$4.6 million invested on exploration activities in the July to September quarter focusing on the Gwalia underground, Bruno-Lewis open pit and Hub underground potential.

Horseshoe Lights (Development - Australia) – 3.0% NSR

In July 2024, Horseshoe Metals Limited (“Horseshoe Metals”) provided an update on their ongoing activities to support the restart of the Horseshoe copper-gold project, including ongoing and near-completion discussions with potential copper concentrate offtake partners. The operator also stated that new opportunities continued to be assessed, including a detailed review of regional exploration targets.

In November 2024, Horseshoe Metals announced an expansion of its Horseshoe Lights Copper-Gold Project. The project area has increased by 57 km² with the acquisition of tenement E52/4372, bringing the total project area to 340 km². This expansion includes potential new prospects. A review of historical exploration data revealed significant copper and gold anomalies east and southeast of the existing site. Horseshoe Metals plans to conduct site evaluations of gold targets in December 2024 and is reviewing additional regional copper and gold targets within a 200 km radius of Horseshoe Lights, with the potential for further regional consolidation.

Subsequent to year-end, in January 2025, Horseshoe Metals announced an agreement granting Melody Gold Pty Ltd (“Melody Gold”) an option to process gold surface materials at the project. Melody Gold, upon exercising the option, will receive a three-year exclusive license to process these materials, with an option to extend. The agreement includes monthly tonnage-based payments and a fixed monthly payment of A$50,000 once processing begins. The materials covered comprise various stockpiles and tailings resulting from previous mining activities. Horseshoe Metals retains the rights to all copper and mixed copper-gold surface materials, as well as all subsurface resources. The company has stated that it plans to use the proceeds from this agreement to advance its copper direct shipping ore strategy and is in discussions with potential partners for copper offtake funding.

Goldlund (Development – Canada) – 1.0% NSR below 50m shaft collar depth

In May 2024, Treasury Metals Inc. (“Treasury Metals”) announced a strategic combination with Blackwolf Copper and Gold (“Blackwolf”) to form a new growth-focused North American gold platform called NexGold Mining Corp. (“NexGold”). This collaboration brings together Treasury Metals' advanced Goliath Gold Complex in Ontario, which includes the partially royalty-linked Goldlund deposit, and Blackwolf's projects in Alaska and British Columbia. A feasibility study and permitting are underway at the Goliath Gold Complex.

In August 2024, NexGold commenced the first phase of a 25,000m drill campaign at the Goliath Gold Complex, focusing on strike extensions at Goldlund, as well as the targets between Goliath and Goldlund. In a subsequent release, NexGold stated that early results from the drilling campaign had been showing significant new mineralization, and decided to expand the exploration program to target the northeast sector of the Goldlund claim block, which has little historical exploration. The company is targeting a feasibility study for Q1 2025, and an eventual construction decision in Q3 2025.

Also, in August 2024, NexGold signed a new relationship agreement with the Wabigoon Lake Ojibway Nation for improved participation in the Goliath Gold Complex, replacing a prior memorandum of understanding signed in 2011.

On October 10, 2024, NexGold announced its intention to merge with Signal Gold Inc and in December 2024 the two companies completed a plan of arrangement, with NexGold resulting as the surviving company.

9

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Kenbridge (Development – Canada) – 1.0% NSR (full buyback for C$1.5 million)

In May 2024, Tartisan Nickel Corp. (“Tartisan”) announced that baseline environmental studies are underway at the Kenbridge nickel-copper project. In the same press release, the company announced that it had acquired additional claims for the Kenbridge project.

In October 2024, Tartisan provided an update on the Kenbridge project's all-season access road, reporting the completion of 5.8kms of initial road work, including brushing, ditching, culvert installation, and gravelling. A significant milestone was the installation of a temporary 50-foot steel bridge over the Atikwa River, facilitating safe passage for personnel and equipment and improving access for local First Nations communities.

In November 2024, the company closed a C$1.5 million flow-through financing. The proceeds are expected to be used for the exploration and development of the Kenbridge project.

Abercromby Well (Development – Australia ) – 2% NSR (10% interest) once 910klb U produced

In March 2024, Toro Energy Limited (“Toro Energy”) released an updated mineral resource, lifting the Centipede-Millipede uranium resource by 25% and the vanadium resource by 17%.

In July 2024, Toro Energy stated that it is nearing completion of the design phase for a pilot plant at its Wiluna Uranium Project, with operations expected to start in the second half of 2024. The plant is expected to test ore from three uranium deposits—Lake Maitland, Lake Way, and Centipede-Millipede. Toro's optimization work is aimed at expanding the Lake Maitland operation by integrating resources from the other deposits.

In October 2024, Toro Energy stated that the mineral resources at Wiluna project had expanded by 17% thanks to a new cut-off grade, and announced the design phase for the previously announced pilot plant was nearing completion.

Higginsville (Development – Australia) – A$0.87/gram gold ore milled

In August 2024, Westgold Resources Limited and Karora Resources Inc. merged to create a mid-tier gold producer, dual listed on the TSX and ASX.

Bullabulling (Development - Australia) – A$10/oz gold royalty (>100Koz production)

Subsequent to year-end, in January 2025, ASX-listed, Minerals 260 Limited (“Minerals 260”), announced that the company entered into a binding agreement to purchase Bullabulling from Norton Gold Fields Pty Ltd., a wholly owned subsidiary of Zijin Mining Group Co., Ltd. (“Zijin”). The transaction includes cash consideration of A$156.5 million plus A$10 million of Minerals 260 shares. Bullabulling is one of the largest undeveloped, open pit gold projects in Australia, with a resource consisting of 1.4Moz Indicated and 0.9Moz Inferred. The project is located on granted mining leases and benefits from existing on-site infrastructure, such as a camp, offices, refuelling tanks and other buildings. Minerals 260 is expected to kick off an 80,000m drilling campaign at Bullabulling immediately after closing the acquisition in Q2 2025, focused on numerous known exploration targets throughout the property.

Lynn Lake (MacLellan) (Feasibility – Canada) – 2.0% GRR (post initial capital recovery; royalty covers only a portion of the MacLellan deposit and not all project reserves and resources disclosed by Alamos Gold Inc.)

In January 2024, Alamos Gold Inc. (“Alamos”) stated that the Lynn Lake project is expected to support its expanding production profile, with construction expected to start in 2025 and first production from the project expected as early as the second half of 2027.

In February 2024, Alamos reported its 2023 Year-End Mineral Reserves and Resources, notably increasing reserves by 13% to 2.3Moz (proven and probable; 47.6Mt at 1.52g/t) at Lynn Lake, partly attributed to exploration spend of $9M over the course of 2023. The latest National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) technical report for the asset (issued August 2, 2023) reflects reserve growth and outlined a larger, longer-life, lower-cost operation with significant upside potential via a number of satellite deposits in close proximity to the planned mill.

In July 2024, Alamos reported development spending (excl. exploration) of $2.6M in Q2 2024, primarily driven by detailed engineering which is stated to be 85% complete. Alamos stated that its focus for the remainder of the year is on derisking and advancing the project ahead of an expected construction decision in 2025. Significant exploration continues to advance at the project, focusing on conversion of resources to reserves as well as other infill drilling.

Subsequent to year-end, on January 13, 2025, Alamos announced a positive construction decision on the Lynn Lake project. Lynn Lake is expected to drive additional growth for Alamos, with a projected production date of 2028. The project is expected to produce 2.2Moz over a 17-year mine life, including average production of 176koz per year for its first ten years at first quartile mine-site AISC. Alamos has updated its 3-year capex guidance to include Lynn Lake growth capital of $100-120M in 2025, $250-275M in 2026 and $235-260M in 2027. The 2025 capital is expected to be allocated to access road upgrades, camp construction, bulk earthworks, and orders for long lead-time items. Development activities are expected to ramp up significantly through 2025, including near-mine and regional exploration throughout the 58,000ha land package, with targets identified near the planned MacLellan mill.

10

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

South Railroad (Feasibility – United States of America) – 0.633% NSR plus advance minimum royalty payments

On January 16, 2024, Orla Mining Ltd. (“Orla”) announced the following:

•	Guided to a C$20 million exploration and development project at South Railroad, with half allocated towards exploration, and C$8.5 million expected to be spent on advancing the project permitting, engineering and administrative activities.
•	Drilling continued to focus on infill to support upgrading resources and testing pit extensions.

In March 2024, Orla provided an update on its exploration activities at the South Railroad project, providing updates from the 2023 infill and extension drilling (~2,500m). The company encountered new oxide intersections in step-out drilling at Pinion and Dark Star, while successfully confirming modeled grade, continuity of mineralization via its infill drill program.

In May 2024, Orla stated that permitting activities were ongoing, with construction expected to start in 2026.

In August 2024, Orla provided an update, stating that a 23,000m drill program aimed at testing extension potential of known oxide deposits as well as advancing satellite mineralization zones and exploring new targets was underway and expected to carry on throughout the year. The company also provided a permitting update, stating that baseline environmental data continued to be carried out, and that Orla is currently expanding on this workstream to allow flexibility in project planning when working with the Bureau of Land Management. Next steps include public scoping meetings. Orla expects the permitting process to continue through 2025.

In October, 2024, Orla provided an exploration and permitting update for its South Railroad Project. Orla is finalizing Supplemental Environmental Reports required by the U.S. Bureau of Land Management, aiming to publish a Notice of Intent in early 2025, with a target for a Record of Decision by mid-2026. If approved, construction is expected to commence, with first gold production anticipated in 2027. Recent drilling at the Dark Star and Pinion deposits extended oxide gold mineralization beyond the projected open pit boundaries, indicating potential for resource expansion and mine life extension. Notably, at the Dark Star deposit, oxide gold mineralization was extended 75m down dip and 85m along strike, with significant sulphide mineralization also encountered at depth. At the Pinion deposit, drilling confirmed continuity and enhanced grade southeast of the projected open pit, suggesting that gold mineralization remains open in that direction. The drill program announced in August 2024 remains ongoing.

Sulphur Springs (Feasibility – Australia) – A$2.00/t PR (capped at A$3.7M) and a $0.80/t PR on Kangaroo Caves (part of the combined project)

In March 2024, Develop Global Ltd. (“Develop Global”) and Anax Metals Ltd. (“Anax”) announced the start of a scoping study to evaluate the treatment of high-grade oxide/transitional ores from Sulphur Springs at the Whim Creek heap leach project (a fully-permitted joint venture). These additional oxide/transitional ores sit outside of the current mine plan from the June 2023 DFS and could represent a new revenue stream for the joint venture.

In May 2024, the operator guided towards a January 2026 start date of construction, and expectations for first revenue in Q3 2028. In a separate announcement, also from May 2024, Anax reported successful heap leaching tests on Sulphur Springs ore, showing high recoveries for both copper and zinc. These results indicate the potential feasibility of using Whim Creek's infrastructure for processing, which could enhance the economic prospects of the joint venture's projects.

In July 2024, Anax announced positive heap leach results from Sulphur Springs ore outside of the 2023 DFS. A scoping study is expected to be completed by Anax in Q4 2024.

In October 2024, Develop Global announced that reconnaissance geological mapping and rock-chip sampling was completed across several tenements, with results to be incorporated into geological models to inform future exploration work. The company also stated that several optimisation studies are underway, including early access mine plan, infrastructure and processing plant design.

Ashburton (Advanced Exploration – Australia) – 1.75% NSR above 250,000oz of cumulative production

On February 6, 2024, Kalamazoo Resources Limited (“Kalamazoo”) announced that the company entered into an exclusive 12 to 18 month option agreement (A$3 million option fee, plus A$30 million option exercise price) with De Grey Mining Limited (“De Grey”). Details include:

•	De Grey plans to review all historical exploration data, complete metallurgical and geotechnical drilling and testwork, and carry out open pit optimisations during the option period.
•	According to the De Grey RIU Conference investor presentation dated February 2024, the Ashburton project has “Potential to truck a high-grade gold concentrate to the Hemi pressure oxidation plant for processing.”

In May 2024, De Grey announced an A$600 million raise to help fund the build of its Hemi mine, also earmarking $130M for regional exploration and studies at regional projects, including Ashburton.

11

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

In July 2024, De Grey:

•

Released the results of a regional scoping study, which is an initial evaluation to test the potential of deposits around the Hemi gold project. De Grey noted that if additional autoclave capacity is required, the associated costs may be offset by treating additional ore from Ashburton project, among others.

•	Stated that diamond drilling to source sample materials for metallurgical testwork was being undertaken at Ashburton as part of the option agreement executed with Kalamazoo.

In August 2024, Kalamazoo provided an update on the progress at Ashburton, stating that the drilling campaign was progressing steadily.

In October 2024:

•

De Grey stated that planned metallurgical drilling at Ashburton was completed in September, including 10 holes for a total of 2,152m. Other due diligence studies such as the compilation and re-analysis of historical drill core and sample pulps and other geotechnical studies are stated to be in progress.

•

Kalamazoo stated that upon being notified of the completion of due diligence at Ashburton by De Grey, Kalamazoo had granted De Grey exclusivity until February 2025, with the right to extend for a further 6 months to complete all due diligence studies while assuming all deferred consideration and royalty obligations at Ashburton.

In December 2024, De Grey announced that it had entered into a binding agreement whereby Northern Star will acquire 100% of De Grey via a scheme of arrangement for approximately A$5 billion on a fully diluted basis. On closing of the transaction, the Ashburton project will be another royalty that Vox holds over a Northern Star project.

Libby / Montanore (Advanced Exploration – United States of America) – $0.20/ton royalty

In March 2024, Hecla Mining Company (“Hecla”) stated its permitting and development strategy for the Libby (formerly Montanore) copper and silver project, consisting of an expedited authorization for underground evaluation and data collection via existing infrastructure, with a focus on permitting additional underground evaluation work on private land within the existing exploration site.

On July 11, 2024, Hecla stated that a claim filed by various parties against the Montana Department of Environmental Quality, arguing against the renewal and issue of exploration and mining permits for the Libby project, was dismissed by the Montana First Judicial District Court. Hecla has submitted a Plan of Operations to the U.S. Forest Service which is now under review.

Pedra Branca (Advanced Exploration – Brazil) – 1.0% NSR

In May 2024, ValOre Metals Corp. (“ValOre”) provided a project update, stating a strategy to prioritise targets with the shortest development timelines and highest operating margins. Planned 2024/2025 actions include advanced metallurgical studies, completing a marketability study for a PGE concentrate, additional drilling, updating its latest technical report for the project, releasing a Preliminary Economic Assessment, commencing permitting and defining timeline to production.

In August 2024, ValOre announced the start of a detailed geophysics program at the Salvador Target area of the Pedra Branca project. Additionally, a drilling and trenching program was outlined for the Salvador Target.

In October 2024,

•

ValOre announced the closing of an upsized non-brokered private placement, raising approximately C$4.1 million. The proceeds are intended for exploration expenses at the Pedra Branca Project in northeastern Brazil, and for general working capital.

•

ValOre announced high-grade PGE findings from their Boa Vista target at the Pedra Branca Project. Notably, auger drilling revealed 5m of mineralization averaging 6.58 g/t 2PGE+Au from surface level, including 2 meters at 11.96 g/t 2PGE+Au. Additionally, rock samples returned assays as high as 21.32 g/t. These results highlight the potential of the Boa Vista target, situated along a 20-kilometer trend. ValOre has stated that it plans to conduct further mapping and drilling in this area as part of a broader exploration program.

In November 2024, ValOre announced potential 2025 and 2026 catalysts for Pedra Branca, including an inferred resource update expected in Q3/Q4 2025 and a revised PEA in Q1 2026.

Bulgera (Advanced Exploration - Australia) – 1.0% NSR

In January 2024, Norwest Minerals Limited (“Norwest”), as part of its 2023 year-end report, stated that strong gold price projections are attracting significant interest to the Bulgera and Marymia project package, with new layout designs expected to significantly improve environmental aspects of future mining. The company has commissioned a study to determine the economics of mining and delivering Bulgera ore to the Plutonic Gold plant.

12

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

In April 2024, Norwest released a mineral resource statement update which saw significant increases by utilizing a lower cut-off grade to account for recent gold price increases. The press release highlighted over 2Mt of oxide waste dumps, while stating that a mining license application had been submitted. The operator also stated that it anticipates further resource expansion from near surface and deeper drilling targets.

British King (Advanced Exploration – Australia) – 1.25% NSR

In June 2024, Central Iron Ore Ltd. (“Central Iron”) commenced its next phase of exploration at the British King Project in Western Australia, which includes the drilling of 39 reverse circulation and 4 diamond drill holes over a 7-week period to enhance the resource evaluation of known gold mineralization. The campaign aims to increase drill hole density and provide valuable mineralogical and metallurgical samples.

In September 2024, Central Iron announced that another phase of exploration had begun in late August 2024, comprising of a 2,168m drill program, 42 reverse circulation and 4 diamond drill holes. The diamond drill holes are expected to be dedicated to testing the primary British King lode, providing mineralogical and metallurgical samples.

In November 2024, Central Iron announced that the British King mineral resource is currently being updated to include the results of recently completed drilling, which confirmed high-grade gold mineralization across various prospects. The company reiterated that it intends to commence a diamond drilling campaign to complete volume, structural, metallurgical and petrographic test work.

Kookynie (Wolski) (Advanced Exploration – Australia) – A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator)

In May 2024, Asra Minerals Limited (“Asra”) announced that it had secured a 70% stake in the Kookynie East Gold Projects from Mr. Zygmund Wolski and affiliated entities. The company also raised A$2.2 million through a share placement to fund exploration activities and cover transaction costs. The company stated that resource confirmation drilling was underway at the royalty-linked Sapphire and Orion deposits in July and August 2024.

In July 2024, Asra performed a historical data review of the Orion/Saphire deposit, noting that previous intercepts included 6m @ 166 g/t gold from 135m, including 4m at 248.8 g/t gold (RC637) and 7m @ 20.5 g/t gold from 10m (RC079). This data was used to define a near-surface Inferred mineral resource estimate in November 2019 of 48,000oz at 2.2 g/t gold. As part of the data compilation and assessment during the quarter, the exploration team identified open mineralisation along strike and at depth.

In August 2024, Asra launched a major drilling campaign at Kookynie, with the initial phase consisting of drilling at Sapphire, Orion and Gladstone, targeting the confirmation of existing high-grade intersections. A planned second phase of exclusively diamond drilling is expected to commence immediately following phase one in order to confirm high-grade targets at Orion and Sapphire exclusively. A planned third phase comprises an extensive aircore drilling program with 8,000m drilled across the project.

In October 2024, Asra released drill results from Kookynie East, including drill holes at each of Sapphire, Orion and Gladstone, all intersecting the targeted mineralised structure and returning significant gold grades, demonstrating the extension of mineralisation at both Orion and Sapphire approximately 30m below previously drilled intercepts and validating the presence of gold grades at depth as indicated by historical intersections.

Estrades (Advanced Exploration - Canada) – 2.0% NSR

In July 2024, Galway Metals Inc. announced that it had commenced a NI 43-101 mineral resource estimate and concurrent metallurgical test program at its Estrades property, identifying areas of improvement after completing two internal scoping studies and in order to reflect current metal prices.

Subsequent to year-end, in January, 2025, Galway Metals Inc. announced positive metallurgical testwork results for Estrades and a stated intention to complete a scoping study at Estrades.

Brightstar Alpha (Advanced Exploration – Australia) – 2.0% GRR

In November 2024, Brighstar Resources Limited stated that a DFS for the potential restart and upgrade of the Brightstar mill was underway, as part of a potential restart of the Laverton hub.

Hawkins - (Advanced Exploration - Canada) – 0.5% NSR

In December 2024, E2Gold Inc. (“E2Gold”) announced a 1,500m drilling program at its Hawkins Gold Project in North-Central Ontario, targeting step-out areas of the McKinnon Zone Inferred Resource. The initiative is expected to explore deeper sections below high-grade gold zones and previously untested high-grade surface prospects extending up to 3km east along strike. Additionally, E2Gold stated that it secured up to C$200,000 in funding from the Ontario Junior Exploration Program to support these exploration activities.

13

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Millrose (Advanced Exploration – Australia) – 1.0% GRR

In February 2024, Northern Star completed the acquisition of the Millrose gold project from Strickland Metals Ltd. for A$61 million. The Millrose project is another royalty that Vox holds over a Northern Star project.

Beschefer (Exploration – Canada) – 0.6% NSR

In February 2024, Abitibi Metals Corp. (“Abitibi Metals”) provided an outlook for 2024 and stated that approximately 3,000m of drilling were planned for the Beschefer Gold Project in Q1 2024. Abitibi Metals further stated that it is positioned to complete the option agreement and control 100% of the project in 2024.

In April 2024, Abitibi Metals commenced a 10-hole, 2,975m drill program at the Beschefer Gold Project to expand mineralized zones, with previous high-grade intersections including 55.63 g/t gold over 5.57m.

In July 2024, Abitibi Metals announced drilling results at Beschefer from the initial 2,325m out of a 4,000m planned drilling campaign, including 1.05 g/t gold over 15.15m, 1.48 g/t gold over 14.55m and 1.46 g/t gold over 6.0m, as part of their efforts to expand the orebody to the northeast.

Outlook2

2024 Guidance

The operational performance of the Vox portfolio during the year was generally in line with management expectations. On March 7, 2024, Vox estimated that 2024 royalty revenue guidance would be in the range of $11 million to $13 million. For the year ended December 31, 2024, Vox’s royalty revenue totalled $11,047,763.

2025 Guidance

For 2025, Vox estimates royalty revenue to total $12 million to $14 million.

Management’s 2025 outlook on royalty revenue is based on publicly available information of the owners or operators of projects on which the Company has a royalty interest and which management believes to be reliable. When publicly available forecasts on properties are not available, management seeks to obtain internal forecasts from the owners or operators, if available, or generates internal best estimates based on the information available. Achievement of the 2025 royalty revenue guidance above is subject to numerous risks and uncertainties, including but not limited to changes in commodity prices and the ability of operators to attain the results set out in their forecasts. Accordingly, Vox cannot provide assurance that the actual royalty revenue for 2025 will be in the range set forth above. In addition, management may or may not revise our guidance during the year to reflect more current information. If Vox is unable to achieve anticipated guidance, or if management revises its guidance, the Company’s future results of operations may be adversely affected, and the Company’s share price may decline.

Key growth assets for the Company for 2025 include, based primarily on public disclosure of third-party operators:

•	The Binduli North gold heap leach project in Western Australia, which officially opened in Q3 2022 and continues to be optimised by Zijin and where Vox holds an A$0.50/t royalty over material from the Janet Ivy mining lease.
•	The Bulong 1.0% NSR gold royalty in Western Australia, with operator Black Cat commencing production in Q3 2024 at the Myhree open pit.
•	The Castle Hill A$40/oz gold royalty in Western Australia, with operator Evolution commencing small-scale production in Q3 2024 at the Rayjax open pit prior to commencement of larger-scale mining at the Castle Hill open pit deposit in 2026.
•	The Otto Bore 2.5% NSR gold royalty (on cumulative 42Koz-100Koz production) in Western Australia, where Northern Star reached the 42Koz hurdle in Q4 2024, with inaugural royalty revenue recognized during the quarter and ore stockpile processing ongoing.

Over the coming two to three years, the Company expects growth to be fuelled by:

•	The Red Hill 4.0% GRR gold royalty in Western Australia, which continues to be actively drilled by Northern Star and which was classified as being at Feasibility stage and a potential ore source for the Fimiston plant.
•	The Plutonic East sliding scale gold royalty in Western Australia, where operator Catalyst has commenced dewatering and rehabilitation of the Plutonic East underground infrastructure.
•	The Cardinia 1.0% GRR gold royalty (>10koz), which is expected to commence mining in Q4 2025 based on operator disclosure from Genesis Minerals.
•	The Horseshoe Lights 3.0% NSR copper and gold royalty, where Horseshoe Metals is exploring near-term cash flow opportunities to be unlocked from extensive gold and copper surface stockpiles.
•	The Puzzle Group deposits which are a potential ore source for Genesis’ Leonora operations.
•	The Sulphur Springs copper-zinc project which is being studied as both a feasibility-stage underground sulphide operation by Develop Global and a scoping-stage oxide heap leach operation by Anax.

  _________________

2 Statements made in this section contain forward-looking information. Reference should be made to the “Forward Looking Information” section at the end of this MD&A. For a description of material factors that could cause our actual results to differ materially from the forward-looking statements, please see the “Risk Factors” section in the most recent AIF and Form 40-F available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov, respectively.

14

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Additional Opportunities

Although the Company is primarily focused on building its portfolio of royalties, Vox management believes that there may be opportunities to maximize the value of its assets through (i) the sale, assignment or transfer of certain royalties, or the right to acquire certain royalties, to third parties, (ii) the licensing of certain intellectual property, such as non-core mineral royalty data contained in the Company’s MRO database, (iii) the acquisition of equity interests in special purpose vehicles or other entities which hold a mining royalty or mining royalties, or (iv) other strategic opportunities, with or without third party involvement. Vox is committed to maximizing per share shareholder value and will consider creative opportunities to achieve this commitment as the royalty sector evolves.

Asset Portfolio

As of the date of this MD&A, Vox owns 69 royalty assets spanning six jurisdictions, including 51 royalty assets in Australia and 11 in North America.

The following table summarizes each of Vox’s royalty assets as of the date of this MD&A:

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Janet Ivy	A$0.50/t royalty	Gold	Australia	Producing	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Otto Bore	2.5% NSR (on cumulative 42,000 – 100,000 oz production)	Gold	Australia	Producing	Northern Star Resources Ltd.
Wonmunna	1.25% to 1.5% GRR (>A$100/t iron ore)	Iron ore	Australia	Producing	Mineral Resources Limited
Koolyanobbing (part of Deception & Altair pits)	2.0% FOB Revenue	Iron ore	Australia	Producing	Mineral Resources Limited
Brauna	0.5% GRR	Diamonds	Brazil	Producing	Lipari Mineração Ltda.
Bulong / Myhree	1.0% NSR	Gold	Australia	Producing	Black Cat Syndicate Limited
Castle Hill	A$40/oz up to 75koz, plus A$2M payment at 140koz	Gold	Australia	Producing	Evolution Mining Ltd.
Red Hill	4.0% GRR	Gold	Australia	Development	Northern Star Resources Ltd.
Higginsville (Dry Creek)	A$0.87/gram gold ore milled(1) (effective 0.85% NSR)	Gold	Australia	Development	Westgold Resources Ltd.
Mt Ida	1.5% NSR (>10Koz Au production)	Gold	Australia	Development	Aurenne Group Pty Ltd.
South Railroad	0.633% NSR + advance royalty payments	Gold	United States	Development	Orla Mining Ltd.
Bullabulling	A$10/oz gold royalty (>100Koz production)	Gold	Australia	Development	Zijin Mining Group Co., Ltd. (Norton Gold Fields Pty Ltd.)
Lynn Lake (MacLellan)(2)	2.0% GPR (post initial capital recovery)	Gold	Canada	Development	Alamos Gold Inc.
Horseshoe Lights	3.0% NSR	Gold, copper	Australia	Development	Horseshoe Metals Ltd.
Limpopo (Dwaalkop)	1.0% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Limpopo (Messina)	0.704% GRR	Platinum, palladium, rhodium, gold, copper and nickel	South Africa	Development	Sibanye Stillwater Ltd.
Goldlund	1.0% NSR (>50m depth from shaft collar)	Gold	Canada	Development	NexGold (formerly Treasury Metals Inc.)
Plutonic East	Sliding scale tonnage royalty with grade escalator	Gold	Australia	Development	Catalyst Metals Ltd

15

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
Kunanalling	2% realised production post 75koz from Castle Hill	Gold	Australia	Development	Evolution Mining Ltd.
Cardinia (Lewis deposit)	1% GRR (>10koz)	Gold	Australia	Development	Genesis Minerals Ltd.
Kookynie (Melita)	A$1/t ore PR (>650Kt ore mined and treated)	Gold	Australia	Development	Genesis Minerals Ltd.
Bowdens	0.85% GRR	Silver-lead-zinc	Australia	Development	Silver Mines Limited
Pitombeiras	1.0% NSR	Vanadium, Titanium, Iron Ore	Brazil	Development	Jangada Mines plc
Uley	1.5% GRR	Graphite	Australia	Development	Quantum Graphite Limited
Sulphur Springs	A$2/t ore PR (A$3.7M royalty cap)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kangaroo Caves	A$2/t ore PR (40% interest)	Copper, zinc, lead, silver	Australia	Development	Develop Global Limited
Kenbridge	1.0% NSR (buyback for C$1.5M)	Nickel, copper, cobalt	Canada	Development	Tartisan Resources
Abercromby Well	2.0% NSR x 10% interest (>910klb U3O8 cumulative production)	Uranium	Australia	Development	Toro Energy Limited
El Molino	0.5% NSR	Gold, silver, copper and molybdenum	Peru	Advanced Exploration	China Minmetals / Jiangxi Copper
British King	1.25% NSR	Gold	Australia	Advanced Exploration	Central Iron Ore Ltd
Brightstar Alpha	2.0% GRR	Gold	Australia	Advanced Exploration	Brightstar Resources Limited
Pedra Branca	1.0% NSR	Nickel, copper, cobalt, PGM’s, Chrome	Brazil	Advanced Exploration	ValOre Metals Corp.
Libby / Montanore	$0.20/ton	Silver, copper	United States	Advanced Exploration	Hecla Mining Company
Hawkins	0.5% NSR	Gold	Canada	Advanced Exploration	E2 Gold Inc.
Ashburton	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Kalamazoo Resources Limited (subject to A$33M option to De Grey Mining Ltd, in turn subject to acquisition by Northern Star)
Millrose	1.0% GRR	Gold	Australia	Advanced Exploration	Northern Star Resources Ltd.
Kookynie (Wolski)	A$1/t ore PR (>650Kt ore mined and treated) and a A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Advanced Exploration	Zygmund Wolski (subject to potential acquisition by Asra Minerals Ltd)
Beschefer	0.6% NSR (partial buyback)	Gold	Canada	Exploration	Abitibi Metals Corp.
Merlin	0.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Electric Dingo	1.75% GRR (>250Koz)	Gold	Australia	Advanced Exploration	Black Cat Syndicate Limited
Halls Creek / Mt Angelo North	1.5% NSR	Copper, Zinc	Australia	Advanced Exploration	AuKing Mining (Operator), Cazaly Resources (JV Partner)
Broken Hill	2.0% NSR	Copper, Cobalt, Rare Earths	Australia	Advanced Exploration	New Frontier Minerals Ltd. (formerly, Castillo Copper Ltd)
Anthiby Well	0.25% GRR	Iron ore	Australia	Advanced Exploration	Hancock Prospecting
Lynn Lake (Nickel)	2.0% GPR (post initial capital recovery)	Nickel, copper, cobalt	Canada	Advanced Exploration	Corazon Mining Ltd.
Estrades	2.0% NSR	Gold, zinc	Canada	Advanced Exploration	Galway Metals Inc.
Kelly Well	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.

16

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Asset	Royalty Interest	Commodity	Jurisdiction	Stage	Operator
New Bore	10% FC (converts to 1.0% NSR)	Gold	Australia	Exploration	Genesis Minerals Ltd.
Kookynie (Consolidated Gold)	A$1/t ore PR (with gold grade escalator(3))	Gold	Australia	Exploration	Arika Resources Limited & Genesis Minerals Ltd.
Green Dam	2.0% NSR	Gold	Australia	Exploration	St. Barbara Limited
Holleton	1.0% NSR	Gold	Australia	Exploration	Ramelius Resources Limited
Yamarna	A$7.50/oz discovery payment	Gold	Australia	Exploration	Gold Road Resources Ltd.
West Kundana	Sliding scale 1.5% to 2.5% NSR	Gold	Australia	Exploration	Evolution Mining Ltd
West Malartic (Chibex South)	0.66% NSR	Gold	Canada	Exploration	Agnico Eagle Mines Limited
Bulgera	1.0% NSR	Gold	Australia	Advanced Exploration	Norwest Minerals Limited
Comet Gold	1.0% NSR	Gold	Australia	Exploration	Accelerate Resources Ltd.
Mount Monger	1.0% NSR	Gold	Australia	Exploration	MTM Critical Metals Ltd.
Forest Reefs	1.5% NSR	Gold and copper	Australia	Exploration	Newmont Corporation
Barabolar Surrounds	1.0% GRR	Silver-lead-zinc	Australia	Exploration	Silver Mines Limited
Volga	2.0% GRR	Copper	Australia	Exploration	Novel Mining
Glen	0.2% FOB Revenue	Iron ore	Australia	Exploration	Sinosteel Midwest Corporation
Opawica	0.49% NSR	Gold	Canada	Exploration	Scandium Canada
Pilbara	1.5% FOB (to 20Mt), 0.5% FOB (to 35Mt) then 0.1% FOB + 1% GRR (non iron ore)	Iron ore	Australia	Exploration	Fortescue Metals Group Ltd.
Mt Samuel	2.0% NSR	Gold, copper, bismuth	Australia	Exploration	Emmerson Resources Limited
True Blue	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Tinto	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Aga Khan	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
The Trump	2.0% NSR	Gold, copper	Australia	Exploration	Emmerson Resources Limited
Conditional Royalties
Brits(4)	1.4% GSR(4)	Vanadium	South Africa	Development	Sable Exploration and Mining Limited(4)
Thaduna(5)	1.0% NSR	Copper	Australia	Exploration	Stanifer Pty Limited(5)

Notes:

(1)	Royalty rate per gram of gold = A$0.12 x (price of gold per gram at Perth Mint / A$14) = A$1.15/gram gold ore milled, as at December 31, 2024.
(2)	Covers only a portion of the MacLellan deposit and not all reserves disclosed by Alamos Gold Inc.
(3)	Royalty = A$1 / Tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1).
(4)

During Q2 2024, Bushveld Minerals Limited informed the Department of Mineral Resources and Energy in South Africa (the “DMRE”) that it will not be proceeding with its mining application for the Brits project. During Q2 2024, Vox entered into an agreement with Sable Exploration and Mining Limited (“Sable Exploration”) granting Vox an uncapped 1.4% GSR royalty over the same land package as the original 1.75% GSR Brits royalty. During Q2 2024, Sable Exploration submitted a prospecting right application to the DMRE and awaits a notice of approval from the DMRE. The 1.4% GSR Brits royalty is contingent upon the prospecting right being granted to Sable Exploration by the DMRE, which Vox management expects will be delivered to Sable in calendar 2025.

(5)

During Q2 2024, Sandfire Resources Limited informed the Department of Energy, Mines, Industry Regulation and Safety in Western Australia (“DMIRS”) that it was surrendering the last of its exploration tenements at Thaduna. During Q2 2024, Vox entered into an agreement with Stanifer Pty Ltd (“Stanifer”) granting Vox a 1% NSR royalty over the same land package covered by the original 1% NSR Thaduna royalty within exploration tenements E52/1673, E52/1674, E52/1858, E52/2356, E52/2357 and E52/2405 (the “Original Thaduna Tenure”). During Q2 2024, Stanifer applied to DMIRS to acquire tenure over aspects of the Original Thaduna Tenure and awaits a notice of approval. The 1% NSR Thaduna royalty is contingent upon Stanifer’s application being granted by DMIRS, which Vox management expects will be delivered to Stanifer in calendar 2025.

17

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

The following map shows the geographic location of the projects underlying the Company’s royalties and the stage of the underlying projects.

Notes:

1.	Development assets include: mining study completed (PEA/PFS/feasibility), care & maintenance, toll‑treatment, based on public filings.
2.	“Near term potential” producing asset count includes currently producing, construction/feasibility/restart stage assets from public filings.
3.	Royalty count may fluctuate based on the contractual interpretation applied by the parties to various royalty contracts from time to time.

Summary of Annual Results

The following selected historical financial data was prepared under IFRS:

	December 31, 2024	December 31, 2023	December 31, 2022
	$	$	$
Statement of income (loss)
Revenues	11,047,763	12,310,594	8,508,105
Gross profit	7,914,825	9,978,660	6,664,087
Operating expenses	6,820,676	8,249,712	6,214,749
Net income (loss)	(1,649,082)	(101,112)	328,179
Basis earnings (loss) per share	(0.03)	(0.00)	0.01
Diluted earnings (loss) per share	(0.03)	(0.00)	0.01
Dividends declared per share	0.048	0.044	0.02

Statement of Financial Position
Total assets	51,381,324	52,706,609	41,805,456
Total non-current liabilities	5,426,450	4,878,989	3,416,712

Statement of Cash Flows
Net cash flows from operating activities	5,459,150	5,271,090	2,047,169
Net cash flows used in investing activities	(3,155,851)	(5,332,731)	(2,640,222)
Net cash flows from (used in) financing activities	(2,866,837)	5,250,936	(395,280)

Year Ended December 31, 2024 Compared to the Year Ended December 31, 2023

Operating results herein are discussed primarily with respect to the comparable period in the prior year. The “12M 2024” refers to the twelve-month period ended December 31, 2024 and the “comparable period” or “12M 2023” refers to the twelve-month period ended December 31, 2023.

18

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Revenue

Revenue for 12M 2024 was $11,047,763 compared to revenue of $12,310,594 in the comparable period. The change in revenue was primarily driven by:

•

Wonmunna iron ore royalty: an increase of ~$1M in royalty revenue in 12M 2024, which was primarily a result of (i) an increased amount of ~1.6Mdmt of iron ore shipped in 12M 2024, and (ii) a ~12% decline in iron ore sales price in 12M 2024 compared to 12M 2023.

•

Janet Ivy gold royalty: an increase of ~$450K in royalty revenue in 12M 2024 compared to 12M 2023, driven by the continued ramp up of production at the project, after completion of the Binduli North heap leach expansion project in 2023.

•	Segilola gold royalty: reached its $3.5 million revenue cap in Q2 2023, resulting in ~$900K of royalty revenue in 12M 2023 vs. $nil in 12M 2024.
•

Koolyanobbing iron ore royalty: a decrease of ~$600K in royalty revenue in 12M 2024 compared to 12M 2023. In June 2024, Mineral Resources announced a decision to ramp down and temporarily cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. The operator will continue to consider options for the assets, and indicated that exploration drilling will continue into 2025.

•

Puzzle Group gold deposits royalty: inaugural revenue of ~$1.3M was recognized in Q3 2023, which was triggered by maiden mineral reserves declared for the Puzzle Group gold deposits. No additional revenue from the Puzzle Group gold deposits royalty was received during 12M 2024.

Operating Expenses

Operating expenses for 12M 2024 were $6,820,676, down from $8,249,712 in the comparable period. The decrease in expenditures was primarily related to the following:

•	Reduction in professional fees expenditures during the period of $297,687.
•	Reduction in corporate administration expenditures of $101,990.
•	Decrease in project evaluation expenditures of $118,166.
•	Increase in salaries and benefits and director fees of $92,621.
•	Increase in share-based compensation expense of $477,159.
•	The comparable period also included:
o	TSX up-listing fee expenditures of $143,767.
o

An impairment charge of $1,500,000 on the Alce, Jaw, Phoebe, Cart and Colossus exploration royalties in Peru, reducing the carrying value of the assets to $nil, which was a result of the operator of the projects not renewing all or substantially all of the relevant mining claims and therefore, the Peruvian Ministry of Energy and Mining extinguished the mining concessions. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects in Peru.

o

An impairment reversal on the British King gold royalty of $250,000. In connection with the legal settlement of a dispute among the prior operator, new operator and SilverStream SEZC: (i) the historical 1.5% NSR on the first 10,000oz produced and 5.25% gold stream thereafter originally granted to SilverStream by the prior operator was extinguished; and (ii) a new 1.25% NSR gold royalty interest was assigned to Vox Royalty Australia Pty Ltd. by the prior operator in connection with the transfer of the project from the prior operator to the new operator.

Other Income and Expenses

Other expenses for 12M 2024 was $118,118 vs. income of $683,998 in the comparable period. The decrease in income was primarily related to the following:

•	Increase in interest income earned in 12M 2024 of $83,898 compared to 12M 2023.
•	Increase in foreign exchange expense of $125,494 during 12M 2024.
•

Facility expenditure of $315,304 in 12M 2024 vs. $nil in the comparable period. The expense during the period comprised (i) interest expense of $89,296, and (ii) amortization expense for the fees to set up the Facility of $226,008.

•

Income related to the fair value change in warrants of $445,216 during 12M 2023 vs. no income charge in the current year. The income recorded during the comparable period was primarily a result of the decrease in the Company’s share price at the end of 12M 2023 compared to the beginning of calendar 2023 vs. all issued and outstanding warrants expiring on March 25, 2024 with a carrying value of $nil.

19

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Income Tax Expense

In 12M 2024, the Company recorded:

•	Current income tax expense of $2,077,652 vs. $626,500 in the comparable period.
•	Deferred income tax expense of $547,461 vs. $1,887,558 in 12M 2023.

The shift in expense recognized as current tax vs. deferred tax in 12M 2024 is a result of a reduction in taxable temporary timing differences during the current period.

Net Loss

The net loss for 12M 2024 was $1,649,082 vs. $101,112 in the comparable period. On a per share basis, the basic and diluted loss per share was $0.03 per share for the current period vs. $0.00 per share in the comparable period. The net loss in 12M 2024 vs. 12M 2023 is from the results of operations discussed above.

Summary of Quarterly Results

The following table presents a summary of the Company’s quarterly results of operations for each of its last eight quarters.

	Q4 2024	Q3 2024	Q2 2024	Q1 2024	Q4 2023	Q3 2023	Q2 2023	Q1 2023
	$	$	$	$	$	$	$	$
Statement of income (loss)
Revenue	2,897,325	2,428,809	2,839,117	2,882,512	2,997,426	3,514,929	2,217,384	3,580,855
Gross profit	1,506,197	1,887,501	2,106,988	2,414,139	2,072,497	3,109,818	1,831,488	2,964,857
Operating expenses	1,507,706	1,610,775	1,898,570	1,803,625	2,667,645	1,210,962	2,349,226	2,021,879
Net income (loss)	(966,464)	(107,613)	(333,588)	(241,387)	(417,962)	1,046,532	(48,443)	(681,239)
Earnings (loss) per share – basic and diluted	(0.02)	(0.00)	(0.01)	(0.00)	(0.01)	0.02	(0.00)	(0.02)
Dividends declared per share	0.012	0.012	0.012	0.012	0.011	0.011	0.011	0.011

Statement of Financial Position
Total assets	51,381,324	53,016,073	52,779,971	52,237,205	52,706,609	50,720,916	47,945,297	43,236,735
Total non-current liabilities	5,426,450	4,997,185	5,053,504	5,029,940	4,878,989	4,697,461	4,135,514	3,595,516

Statement of Cash Flows
Cash flows from (used in) operating activities	125,398	2,112,168	2,009,431	1,212,154	2,341,781	1,359,501	1,069,791	500,017

Three Months Ended December 31, 2024 Compared to the Three Months Ended December 31, 2023

Operating results herein are discussed primarily with respect to the comparable quarter in the prior year. The “quarter” or “Q4 2024” refers to the three-month period ended December 31, 2024 and the “comparable quarter” or “Q4 2023” refers to the three-month period ended December 31, 2023.

Revenue

Revenue for Q4 2024 was $2,897,325 compared to revenue of $2,997,426 in the comparable quarter. The change in revenue was driven by:

•

Wonmunna iron ore royalty: a decrease of ~$200K in royalty revenue in Q4 2024, which was primarily a result of (i) an increased amount of ~300Kdmt of iron ore shipped in Q4 2024, and offset with (ii) a ~22% decline in iron ore sales price in Q4 2024 compared to Q4 2023.

•

Janet Ivy gold royalty: an increase of ~$100K in royalty revenue in Q4 2024 compared to Q4 2023, driven by the continued ramp up of production at the project, after completion of the Binduli North heap leach expansion project in 2023.

•	Inaugural royalty revenue in Q4 2024 of ~$200K from the Otto Bore, Myhree and Castle Hill gold royalties.
•

Koolyanobbing iron ore royalty: a decrease of ~$200K in royalty revenue in Q4 2024 compared to Q4 2023. In June 2024, Mineral Resources announced a decision to ramp down and temporarily cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. The operator will continue to consider options for the assets, and indicated that exploration drilling will continue into 2025.

Operating Expenses

Operating expenses for the quarter were $1,507,706, down from $2,667,645 in the comparable quarter. The decrease in expenditures was primarily related to the following:

20

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

•	Reduction in professional fees expenditures during the period of $92,181.
•	Reduction in corporate administration expenditures of $55,868.
•	Decrease in project evaluation expenditures of $96,102.
•	Decrease in share-based compensation expense of $66,336.
•	Increase in salaries and benefits and director fees of $234,194.
•

The comparable period also included an impairment charge of $1,500,000 on the Jaw, Phoebe, Cart and Colossus exploration royalties in Peru, reducing the carrying value of the assets to $nil, which was a result of the operator of the projects not renewing all or substantially all of the relevant mining claims and therefore, the Peruvian Ministry of Energy and Mining extinguished the mining concessions. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects in Peru.

Other Income and Expenses

Other expenses for the quarter was $85,211 vs. income of $366,184 in the comparable quarter. The decrease in income was primarily related to the following:

•	Increase in foreign exchange expense during the quarter of $264,969 over the comparable quarter.
•

Facility expenditure of $81,208 in Q4 2024 vs. $nil in the comparable period. The expense during the period comprised (i) interest expense of $21,562, and (ii) amortization expense for the fees to set up the Facility of $59,646.

•

Income related to the fair value change in warrants of $98,373 during Q4 2023 vs. no income recognized in the current year. The income recorded during the comparable quarter was primarily a result of a flat share price in Q4 2023 and a shorter time to expiry of all issued and outstanding warrants, which expired on March 25, 2024.

Income Tax Expense

During the quarter, the Company recorded:

•	Current income tax expense of $450,509 vs. $7,470 in the comparable quarter.
•	Deferred income tax expense of $429,265 vs. $181,528 in Q4 2023.

Net Loss

The net loss for Q4 2024 was $966,494 vs. $417,962 in the comparable quarter. On a per share basis, the basic and diluted loss per share was $0.02 per share for the current quarter vs. $0.01 per share in the comparable quarter. The net loss during the periods is from the results of operations discussed above.

Three Months Ended December 31, 2024 Compared to the Other Quarters Presented

Revenue

In December 2021, gold royalty revenue commenced from the Segilola gold royalty asset, and in May 2022, iron ore royalty revenue commenced from the Wonmunna iron ore royalty asset. On a relative basis, the Wonmunna royalty has performed consistently since it was acquired in May 2022. In Q1 2023, the Binduli North heap leach expansion project, which covers our Janet Ivy royalty, was completed. Since then, quarter-over-quarter revenue at Janet Ivy has continued to grow, driven by the continued ramp up of production at the mine. In Q2 2023, the Company’s Segilola royalty reached its $3.5 million revenue cap. In Q3 2023, Vox recognized inaugural revenue from the Puzzle Group gold deposits royalty, triggered by a maiden mineral reserves discovery payment linked to the Puzzle Group gold deposits. In June 2024, Mineral Resources announced a decision to ramp down and temporarily cease operations of its Yilgarn Hub (which includes Koolyanobbing) by the end of 2024 based on the results of a comprehensive evaluation of its operations, citing significant capital expenditure requirements and long lead times to develop new resources. Lastly, in Q4 2024, inaugural royalty revenue commenced from the Otto Bore, Myhree and Castle Hill gold projects.

Operating Expenses

In 2023, key drivers behind the increase in operating expenses was:

•	Professional fees: the Company listing on the Nasdaq in October 2022, resulting in additional legal, regulatory and compliance-related expenses during the first full year of being listed on both the Nasdaq and TSX.
•	TSX listing: graduated to the TSX in May 2023, incurring one-time fees of $143,767.
•	Impairment charges: impairments of $1,500,000 in aggregate related to the Alce, Phoebe, Jaw, Cart and Colossus royalties, offset with an impairment reversal on the British King gold royalty during the period of $250,000.

A reduction in cash operating expenditures in 2024 is a result of management’s best efforts to decrease its corporate administration and professional fee expenses.

21

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Liquidity and Capital Resources

The Company’s working capital and liquidity position as at December 31, 2024 comprised current assets of $12,129,014 including cash and cash equivalents of $8,754,391. Set against current liabilities of $2,894,675, the Company has net working capital of $9,234,339. This compares to current assets of $13,282,702 and net working capital of $10,378,752 as at December 31, 2023. Management regularly reviews cash flow forecasts to determine whether the Company has sufficient cash reserves to meet future working capital requirements and discretionary business development opportunities.

As at December 31, 2024, the Company had $15,000,000 available for borrowing under its Facility, which amount is subject to certain financial and restrictive covenants (see the disclosure heading “Credit Facility” above).

The Company is not subject to externally imposed capital requirements other than as disclosed for the Facility.

Cash Flows From Operating Activities

Cash flows earned from operations in 12M 2024 were $5,459,150 vs. $5,271,090 in 12M 2023. The increase in cash flows from operations during the period is primarily a result of:

•	A decrease in income from operating activities prior to non-cash working capital changes of $2,277,437, which is primarily related to the results of operations discussed above.
•	A decrease in accounts receivable at December 31, 2024 compared to the beginning of the year of $589,891 vs. an increase in accounts receivable in the comparative period of $1,507,509.
•	An increase in current liabilities related to operating activities during 12M 2024 of $179,507 vs. a decrease of $197,519 in 12M 2023.

Cash flows earned from operations in Q4 2024 were $125,398 vs. $2,341,781 in Q4 2023. The decrease in cash flows from operations during the period is primarily a result of:

•	A decrease in income from operating activities prior to non-cash working capital changes of $762,935, which is primarily related to the results of operations discussed above.
•	An increase in accounts receivable at December 31, 2024 compared to September 30, 2024 of $92,204 vs. a decrease in accounts receivable in the comparative period of $507,371.
•

A decrease in current liabilities related to operating activities during Q4 2024 of $884,555 vs. a decrease of $53,888 in Q4 2023. The significant decrease in current liabilities in Q4 2024 is primarily related to the final payment of corporate income taxes owing to the Australian Taxation Office for the taxation year ended June 30, 2024.

Cash Flows Used In Investing Activities

Cash flows used in investing activities in 12M 2024 were $3,155,851 vs. $5,332,731 in the comparable period. The primary activities in each period were as follows:

•

In 12M 2024, the Company acquired the Castle Hill Royalty Portfolio, totalling $3,139,531. In addition, the Company paid $537,510, which was a holdback provision of the original purchase price for the Wonmunna royalty in May 2022. The holdback amount was paid from restricted cash on hand.

•	In 12M 2023, the Company acquired: (i) an Australian gold royalty portfolio, and (ii) the Plutonic East gold royalty, for total consideration of $5,205,731.

Cash flows used in investing activities was $921,686 in Q4 2023, which primarily related to the acquisition of the Plutonic East gold royalty.

Cash Flows Used In Financing Activities

Cash flows used in financing activities for 12M 2024 were $2,866,837 vs. generating cash flows of $5,250,936 in the comparable period. In 12M 2024, cash was used primarily for (i) dividends paid to shareholders of $2,272,217, and (ii) transaction costs to set up the Facility of $502,884 vs. in 12M 2023, cash generated was from (i) the Company completing an underwritten public offering, including the exercise of the over-allotment option, for gross proceeds of $8,349,000, net of share issue costs related to the offering of $1,087,652, and (ii) dividends paid to shareholders of $2,010,412.

Cash flows used in financing activities for Q4 2024 were $660,721 vs. $551,857 in the comparable period. In Q4 2024, cash was used primarily for (i) dividends paid to shareholders of $596,219, and (ii) transaction costs to extend the maturity date of the Facility of $42,939 vs. in Q4 2023, cash was used primarily for dividends paid to shareholders of $536,761.

With respect to the interim investment of excess working capital, the Company holds only cash, and it does not hold debt instruments issued by third parties, nor does it hold any equities or other temporary investments of any kind.

22

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

The Company’s management believes current financial resources will be adequate to cover anticipated expenditures for general and administration and project evaluation costs and anticipated minimal capital expenditures for the foreseeable future. Vox’s long-term capital requirements are primarily affected by ongoing activities related to the acquisition or creation of royalties. The Company currently, and generally at any time, has acquisition opportunities in various stages of active review. In the event of the acquisition of one or more significant royalties, Vox may seek additional debt, including use of the Facility or the accordion feature connected thereto, as detailed in the “Highlights and Key Accomplishments” section of this MD&A, or equity financing, as necessary.

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Commitments and Contingencies

As at December 31, 2024, the Company did not have any right-of-use assets or lease liabilities.

Litigation matters

The Company is, from time to time, involved in legal proceedings of a nature considered normal to its business. Other than as noted below, the Company believes that none of the litigation in which it is currently involved or have been involved with during the period ended December 31, 2024, individually or in the aggregate, is material to its consolidated financial condition or results of operations.

Titan

During the year ended December 31, 2023, the Company and its wholly-owned subsidiary, SilverStream SEZC (“SilverStream”), became aware that the operator of the Jaw, Phoebe, Cart and Colossus exploration projects did not renew all or substantially all of the relevant mining concessions and therefore the Peruvian Ministry of Energy and Mining extinguished the mining concessions. As a result, the Company fully impaired the four royalties as of December 31, 2023, and the carrying value of the investment of $1,000,000 was reduced to $nil. The Company has filed a statement of claim in the Supreme Court of Western Australia, as discussed below, against the operator of the Jaw, Phoebe, Cart and Colossus exploration projects. Pursuant to the original agreement signed with the operator on July 15, 2021, if any of the four exploration projects became relinquished within three years of signing the original agreement, the operator must promptly provide Vox with a replacement royalty for each relinquished royalty and with each replacement royalty having a value of at least $250,000. To the extent Vox is granted one or more replacement royalties, the Company expects to reverse up to $1,000,000 of the 2023 impairment charge, which would increase net income by the equivalent amount. As of the date of this MD&A, no replacement royalties have been granted.

SilverStream filed a writ and statement of claim in the Supreme Court of Western Australia against Titan Minerals Limited (“Titan”) on February 23, 2024, along with an amended writ and statement of claim on March 28, 2024, in respect of the Jaw, Phoebe, Cart and Colossus exploration projects. SilverStream is seeking to enforce its rights to be issued replacement royalties and/or damages in respect of Titan’s failure to maintain certain mining concessions in Peru in accordance with various royalty deeds entered into between Titan and SilverStream in 2021. As of the date of this MD&A, the proceeding is ongoing.

Aurenne

Vox Australia filed a writ and statement of claim in the Supreme Court of Western Australia against Aurenne MIT Pty Ltd (“Aurenne”) on November 8, 2024, in respect of the Mt Ida royalty asset. Vox Australia is seeking a court declaration regarding the unreasonable withholding of consent by Aurenne to certain transaction and assignment documentation. As of the date of this MD&A, the proceeding is ongoing.

Commitments

The Company is committed to minimum lease payments for its premises, which renew on a quarterly basis, and certain consulting agreements, as follows:

2025
$
Leases	3,872
Consulting agreements	93,136
97,008

23

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Contingencies

The Company is responsible for making certain milestone payments in connection with royalty acquisitions, which become payable on certain royalty revenue or cumulative production thresholds being achieved, as follows:

Royalty	$
Limpopo(1)(3)	6,185,280
Brits(1)(4)	1,250,000
Bullabulling(2)(5)	619,571
Koolyanobbing(6)	309,785
El Molino(7)	450,000
Uley(1)(8)	136,306
Other(9)	86,872
9,037,814

(1)	The milestone payment(s) may be settled in either cash or common shares of the Company, at the Company’s election.
(2)	Half of the milestone payment may be settled in cash or common shares of the Company, at the Company’s election.
(3)

Milestone payments include: (i) C$1,500,000 upon cumulative royalty receipts from Limpopo exceeding C$500,000; (ii) C$400,000 upon cumulative royalty receipts from Limpopo exceeding C$1,000,000; and (iii) C$7,000,000 upon cumulative royalty receipts from Limpopo exceeding C$50,000,000.

(4)

Milestone payments include: (i) $1,000,000 once 210,000t have been mined over a continuous six-month period, and (ii) a further $250,000 once 1,500,000t have been mined over a rolling 3-year time horizon.

(5)

Milestone payments include: (i) A$500,000 upon the project operator receiving approval of a mining proposal from the West Australian Department of Mines, Industry Regulation and Safety; and (ii) A$500,000 upon the Company receiving first royalty revenue receipt from the Bullabulling project.

(6)	Milestone payment due upon achievement of cumulative 5M dmt of ore processed.
(7)	Milestone payment due upon registration of the El Molino royalty rights on the applicable mining title in Peru and the satisfaction of other customary completion conditions.
(8)	Milestone payment due upon commencement of commercial production.
(9)	Milestone payment due upon (i) the exercise of a separate third-party option agreement, (ii) the issuance of the royalty to the previous royalty owner, and (iii) the assignment of the royalty to Vox.

The Company’s management believes current and expected future financial resources will be adequate to cover cash-based milestone payments, as and when each payment is expected to become payable, for the foreseeable future.

Related Party Transactions

Related parties include the Company’s Board of Directors and management, as well as close family and enterprises that are controlled by these individuals and certain persons performing similar functions. Other than indicated below, the Company entered into no related party transactions during the years ended December 31, 2024 and 2023.

Key management personnel compensation

Key management personnel are those persons having authority and responsibility for planning, directing and controlling the activities of the Company, directly or indirectly, and also comprise the directors of the Company. Key management personnel include the Company’s Chief Executive Officer, Chief Financial Officer, Chief Investment Officer, and EVP – Australia.

The remuneration of directors and other members of key management personnel during the years ended December 31, 2024 and 2023 were as follows:

	December 31, 2024	December 31, 2023
	$	$
Short-term employee benefits	2,115,432	2,080,826
Share-based compensation	1,934,571	1,512,375

	4,050,003	3,593,201

Changes in Accounting Policies

Certain new accounting standards and interpretations have been published that were required to be adopted effective January 1, 2024. These standards did not have a material impact on the Company’s current or future reporting periods.

Amendments – IAS 1 Presentation of Financial Statements (Non-current Liabilities with Covenants)

Amendments made to IAS 1 in 2020 and 2022 clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Classification is affected by the entity’s expectations or events after the reporting date (e.g. the receipt of a waiver or a breach of covenant). Covenants of loan arrangements will not affect classification of a liability as current or non-current at the reporting date if the entity must only comply with the covenants after the reporting date. However, if the entity must comply with a covenant either before or at the reporting date, this will affect the classification as current or non-current even if the covenant is only tested for compliance after the reporting date.

24

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

The amendments require disclosures if an entity classifies a liability as non-current and that liability is subject to covenants that the entity must comply with within 12 months of the reporting date. The disclosures include:

•	the carrying amount of the liability;
•	information about the covenants; and
•	facts and circumstances, if any, that indicate that the entity may have difficulty complying with the covenants.

The amendments also clarify what IAS 1 means when it refers to the “settlement” of a liability. Terms of a liability that could, at the option of the counterparty, result in its settlement by the transfer of the entity’s own equity instrument can only be ignored for the purpose of classifying the liability as current or non-current if the entity classifies the option as an equity instrument. However, conversion options that are classified as a liability must be considered when determining the current/non-current classification of a convertible note.

The amendments must be applied retrospectively in accordance with the normal requirements in IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors and are effective for annual reporting periods beginning on or after January 1, 2024. These amendments did not have a significant impact on the consolidated financial statements.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. The amendments have an effective date of later than December 31, 2024, with earlier application permitted.

IFRS 18 – Presentation and Disclosure in Financial Statements

In April 2024, IFRS 18 was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Company is currently assessing the impact of the new standard.

Outstanding Share Data

The authorized share capital of the Company is an unlimited number of common shares without par value.

As at December 31, 2024 and February 20, 2025, the issued and outstanding securities were as follows:

	February 20, 2025	December 31, 2024
	#	#
Common shares issued and outstanding	50,734,138	50,658,776
Stock options	1,346,838	1,346,838
Restricted share units	2,065,121	1,309,061

Fully diluted common shares	54,146,097	53,314,675

Critical Accounting Judgements and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Company’s management to make judgments, estimates and assumptions that affect the amounts reported in the consolidated financial statements. Estimates and assumptions are based on management’s best knowledge of the relevant facts and circumstances. However, actual results may differ from those estimates included in the consolidated financial statements.

The Company’s material accounting policy information and estimates are disclosed in Notes 2 and 3 of the December 31, 2023 audited consolidated financial statements.

Financial Instruments

The Company’s risk exposures and the impact on the financial instruments are summarized below. There have been no material changes to the risks, objectives, policies and procedures during the years ended December 31, 2024 and 2023.

25

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Credit risk

Credit risk is the risk of potential loss to the Company if the counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets including cash and cash equivalents and royalty receivables in the ordinary course of business. In order to mitigate its exposure to credit risk, the Company maintains its cash in high quality financial institutions and closely monitors its royalty receivable balances. The Company’s royalty receivables are subject to the credit risk of the counterparties who own and operate the mines underlying Vox’s royalty portfolio.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company’s approach to managing liquidity is to ensure it will have sufficient liquidity to meet liabilities when due. In managing liquidity risk, the Company takes into account the amount available under the Company’s revolving credit facility, anticipated cash flows from operations and holding of cash and cash equivalents. As at December 31, 2024, the Company had cash and cash equivalents of $8,754,391 (December 31, 2023 - $9,342,880) and working capital of $9,234,339 (December 31, 2023 - $10,378,752).

Currency risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Financial instruments that impact the Company’s net loss due to currency fluctuations include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income taxes payable denominated in Canadian and Australian dollars. Based on the Company’s Canadian and Australian denominated monetary assets and liabilities at December 31, 2024, a 10% increase (decrease) of the value of the Canadian and Australian dollar relative to the United States dollar would increase (decrease) net loss by $440,000.

Interest rate risk

The Company is exposed to interest rate risk due to the Facility being subject to floating interest rates. The Company monitors its exposure to interest rates. During the period ended December 31, 2024, a 1% increase (decrease) in nominal interest rates would have increased (decreased) net loss and other comprehensive loss by approximately $150,000.

The Company has cash balances with rates that fluctuate with the prevailing market rate. The Company’s current policy is to invest excess cash in cash accounts or short-term interest-bearing securities issued by chartered banks. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks. The Company does not use any derivative instrument to reduce its exposure to interest rate risk.

Commodity and share price risk

The Company’s royalties are subject to fluctuations from changes in market prices of the underlying commodities. The market prices of precious and base metals are the primary drivers of the Company’s profitability and ability to generate free cash flow. None of the Company’s future revenue is hedged in order to provide shareholders with full exposure to changes in the market prices of these commodities.

The Company’s financial results may be significantly affected by a decline in the price of precious, base and/or ferrous metals. The price of precious, base and ferrous metals can fluctuate widely, and is affected by numerous factors beyond the Company’s control.

Fair value of financial instruments

The carrying amounts for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities, and income tax liabilities on the consolidated statements of financial position approximate fair value because of the limited term of these instruments.

The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

•	Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and
•	Level 3 – Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

As at December 31, 2024 and 2023, the Company does not have any financial instruments measured at fair value after initial recognition.

Level 3 Hierarchy

The following table presents the changes in fair value measurements of financial instruments classified as Level 3 as at December 31, 2024. These financial instruments were measured at fair value utilizing non-observable market inputs. The gains and losses are recognized in the consolidated statements of loss. On March 25, 2024, the warrants, which were classified as Level 3, expired unexercised, resulting in nil warrants remaining issued and outstanding by the Company.

26

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

December 31, 2023
$
Balance, beginning of year	601,715
Change in valuation of financing warrants	(445,216)
Share-based compensation recovery on PSUs	(156,499)

Balance, end of period	-

Capital management

The Company’s primary objective when managing capital is to maximize returns for its shareholders by growing its asset base through accretive acquisitions of royalties, while optimizing its capital structure by balancing debt and equity. As at December 31, 2024, the capital structure of the Company consists of $43,060,199 (December 31, 2023 - $44,923,670) of total equity, consisting of share capital, equity reserves, and deficit.

The Company is not subject to any externally imposed capital requirements other than as disclosed for the Facility.

Disclosure Controls and Procedures and Internal Control Over Financial Reporting

Disclosure Controls and Procedures

The Chief Executive Officer (the “CEO”) and the Chief Financial Officer (the “CFO”) of the Company are responsible for establishing and maintaining the Company’s disclosure controls and procedures (“DCP”) including adherence to the Disclosure Policy adopted by the Company. The Disclosure Policy requires all staff to keep senior management fully apprised of all material information affecting the Company so that they may evaluate and discuss this information and determine the appropriateness and timing for public disclosure.

The Company maintains DCP designed to ensure that information required to be disclosed in reports filed under applicable Canadian securities laws and the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the appropriate time periods and that such information is accumulated and communicated to the Company’s management, including the CEO and CFO, to allow for timely decisions regarding required disclosure.

As required by applicable Canadian securities laws and Rule 13a-15(b) under the Exchange Act, the Company conducted an evaluation, under the supervision and with the participation of the management, including the CEO and CFO, of the effectiveness of the design and operation of the Company’s DCP as of December 31, 2024. Based on this evaluation, the CEO and CFO concluded that the design and operation of the Company’s DCP were effective as of December 31, 2024.

In designing and evaluating DCP, the Company recognizes that any disclosure controls and procedures, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met, and management is required to exercise its judgement in evaluating the cost-benefit relationship of possible controls and procedures.

The CEO and CFO have evaluated whether there were changes to the DCP during the year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, the DCP. No such changes were identified through their evaluation.

Internal Control over Financial Reporting

Management of the Company is responsible for establishing and maintaining effective internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

•	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
•	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
•	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
•	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

27

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures. Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, management has concluded that, as of December 31, 2024 the Company’s internal control over financial reporting is effective and no material weaknesses were identified.

There were no changes to the Company’s internal controls over financial reporting during the year ended December 31, 2024 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitations of Controls and Procedures

The Company’s management, including the CEO and the CFO, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Forward-Looking Information

Certain statements contained in this MD&A may be deemed “forward looking information” or “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws. All statements in this MD&A, other than statements of historical fact, that address future events, developments or performance that Vox expects to occur including management’s expectations regarding Vox’s growth, results of operations, estimated future revenue, carrying value of assets, requirements for additional capital, mineral reserve and mineral resource estimates, production estimates, production costs and revenue estimates, future demand for and prices of commodities, business prospects and opportunities and outlook on commodities and currency markets are forward-looking statements. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “potential”, “scheduled” and similar expressions or variations (including negative variations), or that events or conditions “will”, “would”, “may”, “could” or “should” occur including, without limitation, the performance of the assets of Vox, the realization of the anticipated benefits deriving from Vox’s investments and transactions, the expected developments at the assets underlying Vox’s royalties and Vox’s ability to seize future opportunities. Although Vox believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements involve known and unknown risks, uncertainties and other factors, most of which are beyond the control of Vox, and are not guarantees of future performance and actual results may accordingly differ materially from those in forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Vox will purchase precious metals or from which it will receive royalty payments, and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans are refined; problems related to the ability to market precious metals or other metals; industry conditions, including commodity price fluctuations, interest and exchange rate fluctuations; interpretation by government entities of tax laws or the implementation of new tax laws; the volatility of the stock market; competition; risks related to the Company’s dividend policy; epidemics, pandemics or other public health crises, including the global outbreak of the novel coronavirus, geopolitical events and other uncertainties, such as the conflicts in Ukraine and the Middle East region, and as well as those risk factors discussed in the section entitled “Risk Factors” in Vox’s AIF for the year ended December 31, 2023, available on SEDAR+ at www.sedarplus.ca and on the SEC’s website at www.sec.gov. The forward-looking statements contained in this MD&A are based upon assumptions management believes to be reasonable, including, without limitation: the ongoing operation of the properties in which Vox holds a royalty by the owners or operators of such properties in a manner consistent with past practice; the accuracy of public statements and disclosures made by the owners or operators of such underlying properties; no material adverse change in the market price of the commodities that underlie the asset portfolio; no adverse development in respect of any significant property in which Vox holds a royalty; the accuracy of publicly disclosed expectations for the development of underlying properties that are not yet in production; integration of acquired assets; and the absence of any other factors that could cause actions, events or results to differ from those anticipated, estimated or intended. Vox cautions that the foregoing list of risk and uncertainties is not exhaustive. Investors and others should carefully consider the above factors as well as the uncertainties they represent and the risk they entail. Vox believes that the assumptions reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this MD&A should not be unduly relied upon. This MD&A contains future-orientated information and financial outlook information (collectively, “FOFI”) about the Company’s revenue from royalties which are subject to the same assumptions, risk factors, limitations and qualifications set forth in the above paragraphs. FOFI contained in this MD&A was made as of the date of this MD&A and was provided for the purpose of providing further information about the Company’s anticipated business operations. Vox disclaims any intention or obligation to update or revise any FOFI contained in this MD&A, whether as a result of new information, future events or otherwise, unless required pursuant to applicable law. FOFI contained in this MD&A should not be used for the purposes other than for which it is disclosed herein.

28

Vox Royalty Corp. Management Discussion & Analysis For the year ended December 31, 2024

Third-Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Timothy J. Strong, B.Sc (Hons) MBA ACSM MIMMM QMR R.Sci, of Kangari Consulting LLC and a “Qualified Person” under NI 41-103, has reviewed and approved the scientific and technical disclosure contained in this document.

29